UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-39061

CUSIP NUMBER: 25490H106

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DIRTT Environmental Solutions Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

7303 30th Street SE

Address of Principal Executive Office (Street and Number)

Calgary, AB T2C 1N6

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2022 (“Form 10-Q”) by November 9, 2022 due to a delay in completing its disclosures in the Quarterly Report as a result of management’s time devoted to pending financing transactions. The Company is in the process of finalizing capital raising activities and requires additional time to gather information and finalize the Form 10-Q. The Company expects to obtain additional financing in order to improve short-term liquidity and support near-term operational activities. While the Company is confident in its ability to obtain such additional financing, there can be no assurance of the same on terms acceptable to the Company. Management’s efforts related to negotiating the potential financing transactions and evaluating the Company’s financial position, including its liquidity position, have required a significant amount of management’s time and other Company resources that normally would be devoted to the preparation of the Quarterly Report and related matters. The Company expects to file the Form 10-Q within five calendar days of the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brad Little, Chief Financial Officer	403	723-5000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

For the three and nine months ended September 30, 2022, the Company expects to report increases in revenues and gross margin as compared to the three and nine months ended September 30, 2021. Several factors contributed to these expected changes, including that the corresponding period of the last fiscal year was impacted significantly due to order delays resulting from the COVID-19 pandemic and the current year has reflected increased demand for the Company’s products, as well, the Company has implemented price increases, improved labor efficiency, the benefit of higher revenues on the Company’s fixed cost structure, and realizing the impact of cost reductions. The Company expects to report a reduction in net loss for the three months ended September 30, 2022 due to the aforementioned factors and an increase in net loss for the nine month period ended September 30, 2022 due to the impacts of inflation on gross margin and reorganization costs incurred in the first and second quarter.

DIRTT Environmental Solutions Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2022	By:	/s/ Brad Little
	Name:	Brad Little
	Title:	Chief Financial Officer